EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Second Quarter of 2023 and Declares a Quarterly Cash Dividend
MONACO - August 8, 2023 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended June 30, 2023.
The Company also announced that on August 8, 2023 its board of directors (the “Board of Directors”) declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
Results for the Three and Six Months Ended June 30, 2023 and 2022
•For the second quarter of 2023, the Company’s GAAP net loss was $49.8 million, or $1.36 per diluted share, including:
◦a write-down of assets classified as held for sale of $49.3 million or $1.35 per diluted share,
◦transaction costs of $3.3 million or $0.09 per diluted, consisting primarily of legal and consulting services, related to its pending business combination with Cadeler A/S.
•Total revenues for the second quarter of 2023 were $38.8 million, compared to $61.3 million for the same period in 2022. Second quarter 2023 revenues were driven by high vessel utilization. The Seajacks Scylla worked at an offshore wind farm project in the Netherlands throughout the quarter and the Seajacks Zaratan worked on the Yunlin project offshore Taiwan beginning in June 2023. In addition the Company’s three NG2500Xs continued to perform maintenance on offshore gas production platforms and wind turbine gear maintenance, and consulting revenue.

•Vessel operating costs primarily consist of crew costs, fuel costs and catering (fuel and catering are typically recharged to clients and presented on a gross basis in both revenue and vessel operating costs), despite the cost of fuel decreasing from previous periods due to less vessel transit during the quarter.

•For the second quarter of 2023, the Company’s adjusted net income was $2.8 million, or $0.08 adjusted per diluted share, which excludes the impact of the approximately $49.3 million write-down of the NG2500Xs, which were classified as held for sale and $3.3 million of transaction costs incurred related to the pending business combination with Cadeler A/S (see Non-GAAP Financial Measures below).

•For the second quarter of 2022, the Company’s GAAP net income was $52.7 million, or $1.36 per diluted share, including a gain of approximately $28.3 million and cash dividend income of $0.2 million, or $0.73 per diluted share, from the Company’s former equity investment in Scorpio Tankers Inc.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarter of 2023 was a loss of $37.3 million and EBITDA for the second quarter of 2022 was $60.2 million. Adjusted EBITDA for the second quarter of 2023 was $15.3 (see Non-GAAP Financial Measures below).
•For the first half of 2023, the Company’s GAAP net loss was $67.4 million, or $1.84 per diluted share including:
◦a write-down of assets classified as held for sale of $49.3 million or $1.35 per diluted share,
◦transaction costs of $3.3 million or $0.09 per diluted, consisting primarily of legal and consulting services, related to the pending business combination with Cadeler A/S.
•Total revenues for the first half of 2023 were $52.7 million compared to $83.7 million for the same period in 2022. First half 2023 revenues were generated primarily by the Seajacks Scylla, which worked at an offshore wind farm project in the Netherlands, as well as the Company’s three NG2500Xs which performed maintenance on offshore gas production platforms and wind turbine gear maintenance, and consulting revenue. The Seajacks Zaratan began work on the Yunlin project offshore Taiwan in June 2023.
•For the first half of 2023, the Company’s adjusted net loss was $14.8 million, or $0.40 adjusted per diluted share, which excludes the impact of the write-down of the NG2500Xs, which were classified as held for sale, of approximately $49.3 million and the $3.3 million of transaction costs incurred related to the pending business combination with Cadeler A/S (see Non-GAAP Financial Measures below).
•For the first half of 2022, the Company’s GAAP net income was $56.9 million, or $1.46 per diluted share, including a gain of approximately $46.8 million and cash dividend income of $0.4 million, or $1.22 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•EBITDA for the first half of 2023 was a loss of $47.6 million and EBITDA for the first half of 2022 was $74.4 million. Adjusted EBITDA for the first half of 2023 was $5.0 million (see Non-GAAP Financial Measures below).
Liquidity
As of August 4, 2023, the Company had approximately $85.9 million in cash.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering (“DSME”) for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $131.0 million has been paid. The WTIVs are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q3 2023	$33,036	$—
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	—	32,441
Q4 2024	198,217	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$264,289	$259,526
(1) These are estimates only and are subject to change as construction progresses.

Business Combination

During the second quarter of 2023, the Company and Cadeler A/S, another offshore wind turbine and foundation installation company, entered into a business combination agreement to combine through a stock-for-stock exchange offer to be made to all stockholders of Eneti based on an exchange ratio of 3.409 Cadeler shares for each Eneti share (the “Exchange Offer”).

Following the completion of the Exchange Offer, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, on the basis of the share counts for each of Cadeler and Eneti as of June 16, 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Exchange Offer.

The combined entity will be named Cadeler A/S and the combination is expected to close in the fourth quarter of 2023; subject to regulatory approvals and applicable conditions being met. Additional information about the business combination can be found in the Company’s previously furnished report on Form 6-K, dated June 16, 2023.

Sale of NG 2500X Vessels

During July 2023, the Company entered into an agreement with an unaffiliated third party to sell the Seajacks Hydra, Seajacks Leviathan and the Seajacks Kraken for approximately $70.0 million in aggregate. Delivery of the vessels are expected to take place before the end of 2023. The sale is expected to provide net cash proceeds of approximately $56.8 million after the repayment of amounts due on the term loan tranche under the $175.0 Million Credit Facility.These vessels were classified as held for sale as of June 30, 2023.

Award of New Contracts

During July 2023, Seajacks UK Limited, a wholly-owned subsidiary of the Company, has signed two new contracts in the offshore wind sector in NW Europe for between 62 and 82 days of employment for two of its NG2500X-class vessels that will generate between approximately $5.2 million and $6.7 million of revenue in 2023.

Intention to Enter into Joint Venture for Offshore Wind Foundation Installation

In April 2023, Eneti entered into a non-binding memorandum of understanding indicating its intention to form a joint venture company with Transocean Ltd. (“Transocean”) that will engage in offshore wind foundation installation activities.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2023 and August 4, 2023, are as follows (dollars in thousands):

	As of June 30, 2023	As of August 4, 2023
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$59,375	$59,375
Total	$59,375	$59,375
The Company has undrawn availability under a $75.0 Million Revolving Loans of the above-mentioned $175.0 Million Credit Facility.
Performance Bonds
As of June 30, 2023, performance bonds were issued on behalf of the Company for $1.9 million, which was cash collateralized. In July 2023, the performance bond was cancelled and the cash collateral was released back to the Company.

Quarterly Cash Dividend
In the second quarter of 2023, the Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On August 8, 2023, the Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 15, 2023, to all shareholders of record as of August 28, 2023. As of August 8, 2023, there were 38,647,119 common shares outstanding.
Conflict in Ukraine
As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Revenue:
Revenue	$38,849	$61,282	$52,665	$83,720
Operating expenses:
Vessel operating and project costs	18,511	18,800	37,400	36,852
Vessel depreciation	6,147	6,226	12,135	12,460
General and administrative expenses	10,986	11,041	19,289	21,056
Write-down of vessels classified as held for sale	49,336	—	49,336	—
Total operating expenses	84,980	36,067	118,160	70,368
Operating (loss) income	(46,131)	25,215	(65,495)	13,352
Other income (expense):
Interest income	788	12	1,684	11
Income from equity investments	—	28,512	—	47,197
Foreign exchange income (loss)	445	(1,931)	1,476	(2,321)
Financial expense, net	(589)	(679)	(764)	(1,952)
Total other income, net	644	25,914	2,396	42,935
(Loss) income before income tax provision	(45,487)	51,129	(63,099)	56,287
Income tax expense (benefit)	4,296	(1,599)	4,303	(589)
Net (loss) income	$(49,783)	$52,728	$(67,402)	$56,876

(Loss) earnings per share:
Basic	$(1.36)	$1.36	$(1.84)	$1.47
Diluted	$(1.36)	$1.36	$(1.84)	$1.46

Basic weighted average number of common shares outstanding	36,612	38,825	36,606	38,811
Diluted weighted average number of common shares outstanding	36,612	38,844	36,606	38,827

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$77,302	$119,958
Restricted cash	2,115	7,269
Accounts receivable	30,570	35,776
Inventories	5,006	5,795
Prepaid expenses and other current assets	9,248	4,740
Contract fulfillment costs	4,297	634
Total current assets	128,538	174,172
Non-current assets
Vessels, net	403,926	521,331
Vessels under construction	149,520	110,969
Assets held for sale	69,300	—
Intangible assets	4,518	4,518
Other assets	2,605	3,514
Total non-current assets	629,869	640,332
Total assets	$758,407	$814,504

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,072	$12,039
Contract liabilities	14,340	6,706
Corporate income tax payable	524	2,637
Accounts payable and accrued expenses	17,777	23,629
Total current liabilities	44,713	45,011
Non-current liabilities
Bank loans, net	46,204	52,253
Deferred tax liabilities	14,557	—
Other liabilities	1,537	1,926
Total non-current liabilities	62,298	54,179
Total liabilities	107,011	99,190
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of June 30, 2023 and December 31, 2022; outstanding 38,647,119 shares and 38,446,394 shares as of June 30, 2023 and December 31, 2022, respectively	1,136	1,134
Paid-in capital	2,067,650	2,064,168
Common shares held in treasury, at cost; 2,328,179 shares at June 30, 2023 and December 31, 2022	(17,669)	(17,669)
Accumulated deficit	(1,399,721)	(1,332,319)
Total shareholders’ equity	651,396	715,314
Total liabilities and shareholders’ equity	$758,407	$814,504
-1399721

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Six Months Ended June 30,
	2023	2022
Operating activities
Net (loss) income	$(67,402)	$56,876
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted share amortization	4,255	3,713
Vessel depreciation	12,135	12,460
Amortization of deferred financing costs	404	132
Write-down of vessels held for sale	49,336	896
Net (gains) on investments	—	(46,767)
Dividend income from equity investment	—	(431)
Drydocking expenditure	—	(504)
Deferred tax asset	5,016	—
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	5,206	(30,580)
Decrease in inventories	789	753
Increase in prepaid expenses and other assets	(7,432)	(4,687)
Increase in accounts payable and accrued expenses	1,394	6,195
Decrease in taxes payable	(2,113)	(2,758)
Net cash provided by (used in) operating activities	1,588	(4,702)
Investing activities
Dividend income from equity investment	—	431
Payments on vessels under construction and other fixed assets	(42,376)	(35,836)
Net cash used in investing activities	(42,376)	(35,405)
Financing activities
Proceeds from issuance of long-term debt	—	130,000
Repayments of long-term debt	(6,250)	(198,790)
Debt issuance costs paid	—	(3,235)
Dividends paid	(772)	(799)
Net cash used in financing activities	(7,022)	(72,824)
Decrease in cash and cash equivalents and restricted cash	(47,810)	(112,931)
Cash and cash equivalents and restricted cash, beginning of period	127,227	153,977
Cash and cash equivalents and restricted cash, end of period	$79,417	$41,046

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Daylight Time / 3:00 PM Central European Summer Time on August 8, 2023. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 15 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/mmc/p/pivoy8yb

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
In thousands	2023	2022	2023	2022
Net (loss) income	$(49,783)	$52,728	$(67,402)	$56,876
Add Back:
Net interest (income) expense	(398)	535	(1,323)	1,809
Depreciation and amortization (1)	8,550	8,523	16,793	16,305
Income tax expense (benefit)	4,296	(1,599)	4,303	(589)
EBITDA	$(37,335)	60,187	$(47,629)	$74,401
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Adjusted net (loss) income (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2023		2023
Net loss	$(49,783)	$(1.36)	$(67,402)	$(1.84)
Adjustments:
Write-down on vessels held for sale	49,336	$1.35	49,336	$1.35
Transaction costs	3,289	$0.09	3,289	$0.09
Adjusted net income (loss)	$2,842	$0.08	$(14,777)	$(0.40)

Adjusted EBITDA (unaudited)

	Three Months Ended June 30	Six Months Ended June 30
In thousands	2023	2023
Net loss	$(49,783)	$(67,402)
Impact of adjustments	52,625	52,625
Adjusted net income (loss)	$2,842	$(14,777)
Add Back:
Net interest (income) expense	(398)	(1,323)
Depreciation and amortization (1)	8,550	16,793
Income tax expense	4,296	4,303
Adjusted EBITDA	$15,290	$4,996
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the continuing impacts of the ongoing novel coronavirus (COVID-19) pandemic, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including conditions resulting from the ongoing conflict between Russia and Ukraine, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com